Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexGen Energy Ltd.

We consent to the use of:

●

our report dated March 6, 2024 on the consolidated financial statements of NexGen Energy Ltd. (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the related consolidated statements of net income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively the “consolidated financial statements”), and

●	our report dated March 6, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-275839) on Form F-10/A of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 6, 2024
Vancouver, Canada